Exhibit 4.18

NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT is entered into on, and effective as of, June 15, 2012, between Teekay Corporation, a Marshall Islands corporation (“Teekay”) and Teekay Tankers Ltd., a Marshall Islands corporation (“TNK”).

R E C I T A L S

1. Teekay and TNK are parties to the Purchase Agreement dated as of June 15, 2012 (the “Purchase Agreement”) entered into in connection with the sale of thirteen oil tankers and product tankers from TK to TNK and pursuant to which such parties evidenced their understandings with respect to various matters set forth therein.

2. The Parties desire to enter into this Agreement to evidence their understanding with respect to the various matters set forth herein and as a condition to the closing of the transactions contemplated by the Purchase Agreement.

3. The Parties desire by their execution of this Agreement to evidence their understanding, as more fully set forth in Articles II and III, with respect to (a) those business opportunities that the Teekay Entities (as defined herein) will not pursue during the applicable period set forth in this Agreement and (b) the procedures whereby such business opportunities are to be offered to the TNK Group (as defined herein) and accepted or declined.

In consideration of the premises and the covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions.

As used in this Agreement, the following terms shall have the respective meanings set forth below:

“Accepted Assets” has the meaning given such term in Section 3.1(d).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question.

“Agreement” means this Non-competition Agreement, as it may be amended, modified, or supplemented from time to time in accordance with Section 4.5 hereof.

“Break-up Costs” means the aggregate amount of any and all costs to the Teekay Entities that would be required to transfer Conventional Tanker Assets acquired by the Teekay Entities as part of a larger transaction to a TNK Entity pursuant to Article III.

NON-COMPETITION AGREEMENT

“Business Day” means a day (other than a Saturday or Sunday) on which banks in New York are open for the transaction of normal banking business (other than solely for trading and settlement in Dollars).

“control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Conventional Tanker Assets” means crude oil tankers and product tankers and related charters, including Newbuild Conventional Tanker Assets but excluding any Offshore Assets.

“Conventional Tanker Restricted Business” has the meaning given such term in Section 2.1.

“Exempt Assets” means the vessels listed in Appendix A of this Agreement.

“Fully-Built-Up Cost” means, with respect to a Conventional Tanker Asset to be acquired or leased (pursuant to a capitalized lease obligation) by a TNK Group Member, the aggregate amount of all expenditures incurred, at cost, up to the date of sale to TNK. For greater certainty, if the Accepted Asset is a Green Tanker, it is understood that Fully-Built-Up Cost shall include a reasonable allocation of all of the costs incurred by Teekay in designing and developing the Green Tanker, including business development costs associated with marketing the One Spirit tanker design to customers to gain their acceptance of such design.

“Green Tanker” means the “One Spirit” energy efficient ship design developed by Teekay.

“Negotiation Period” has the meaning given such term in Section 3.1(e).

“Newbuild Conventional Tanker Assets” means any Conventional Tanker newbuilding project that a Teekay Entity undertakes.

“Offer” has the meaning given such term in Section 3.1(b).

“Offshore Assets” means (a) dynamically-positioned shuttle tankers (including dynamically-positioned shuttle tankers that operate in conventional crude oil tanker trades), (b) floating storage and offtake units, (c) floating production, storage and offloading units and (d) related charters or contracts of affreightment.

“Parties” means the parties to this Agreement and their successors and permitted assigns.

“Person” means an individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or any other entity.

“Purchase Agreement” has the meaning given to such term in Recital 1.

NON-COMPETITION AGREEMENT

“Teekay” is defined in the introduction to this Agreement.

“Teekay Entities” means Teekay and any Person managed or controlled, directly or indirectly, by Teekay other than the TNK Entities.

“TNK” is defined in the introduction to this Agreement.

“TNK Conflicts Committee” means the Conflicts Committee of the board of directors of TNK.

“TNK Entities” means TNK and any Person controlled, directly or indirectly, thereby.

“TNK Notice” has the meaning given such term in Section 3.1(d).

ARTICLE II

CONVENTIONAL TANKER RESTRICTED BUSINESS OPPORTUNITIES

2.1 Conventional Tanker Restricted Businesses. Except as permitted by Section 2.2, each of the Teekay Entities shall be prohibited from engaging in or acquiring (including through in-chartering) or investing in any business that owns, operates or charters Conventional Tanker Assets (each a “Conventional Tanker Restricted Business”) for a period of three years from the date of this Agreement.

2.2 Permitted Exceptions. Notwithstanding any provision of Section 2.1 to the contrary, the Teekay Entities may engage in the following activities under any of the following circumstances:

(a) the ownership, operation and/or chartering of any of the Exempt Assets;

(b) the ownership, operation and/or chartering of any Conventional Tanker Assets that any Teekay Entity acquires after the date of this Agreement if the Teekay Entity has offered TNK the opportunity for TNK to purchase such Conventional Tanker Assets in accordance with the procedures set forth in Section 3.1 and TNK, with the approval of TNK’s Conflicts Committee, has elected not to cause any TNK Entity to purchase such Conventional Tanker Assets;

(c) the ownership, operation and/or chartering of Conventional Tanker Assets that are subject to an Offer as described in Section 3.1 pending TNK’s determination pursuant to Section 3.1 whether to purchase the Conventional Tanker Assets and, if TNK’s Conflicts Committee determines to cause a TNK Group Member to purchase such Conventional Tanker Assets, pending the closing of such purchase;

(d) the provision by Teekay Entities of ship management services relating to a Conventional Tanker Restricted Business; or

NON-COMPETITION AGREEMENT

(e) (i) the acquisition of up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded Person (other than TNK) that engages in a Conventional Tanker Restricted Business and is not controlled, managed or operated by Teekay, (ii) the acquisition of up to 50% equity ownership, voting or profit participation interest in any Person (other than TNK) that engages no more than the lesser of 20% of its assets or $100 million in a Conventional Tanker Restricted Business or (iii) any investment by any Teekay Entity in Teekay GP L.L.C., Teekay LNG Partners L.P., Teekay Offshore GP L.L.C. or Teekay Offshore Partners L.P.

ARTICLE III

BUSINESS OPPORTUNITIES PROCEDURES

3.1 Procedures. (a) In the event that, prior to the third anniversary of this Agreement, a Teekay Entity proposes to enter into a contract (i) to acquire any then existing Conventional Tanker Asset either directly or through the acquisition of a Person that owns the existing Conventional Tanker Asset or (ii) for the construction of any Newbuild Conventional Tanker Asset; then, not later than the date that Teekay intends to enter into a contract described in 3.1(a)(i) or 3.1(a)(ii) above (in any case, not later than Teekay management seeks approval from its Board of Directors for same), Teekay shall notify TNK in writing (the “Offer”) of such acquisition (or proposed acquisition) and offer TNK the opportunity to purchase such Conventional Tanker Assets (the “Offered Assets”), which shall include a pro-rata allocation of any Newbuild Conventional Tanker Asset purchase options offered by a shipyard in connection with the contract described in 3.1(a)(ii), which option allocation shall be at no additional cost to TNK other than, upon exercise of such an option on a Green Tanker, a reasonable allocation of all of the costs incurred by Teekay in designing and developing the Green Tanker, including business development costs associated with marketing the One Spirit tanker design to customers to gain their acceptance of such design.

(b) The purchase price for any Offered Assets pursuant to Section 3.1(a) above shall be (i) the Offered Assets’ fair market value (plus any Break-up Costs), in the case of Section 3.1(a)(i), or (ii) the Offered Assets’ Fully-Built-Up Cost, in the case of Section 3.1(a)(ii).

(c) The Offer shall set forth the purchase price for the Offered Assets and other commercially reasonable proposed terms relating to the purchase of the Offered Assets by TNK, including any liabilities to be assumed by TNK as part of the Offer.

(d) Concurrently with or as soon as practicable after the Offer is made, Teekay will deliver to TNK all information prepared by or on behalf of or in the possession of Teekay relating to the Offered Assets and reasonably requested by TNK. As soon as practicably required by the nature of the specific transaction (which shall be reasonably identified by Teekay in the Offer), but in any event, no less than 10 Business Days after receipt of such notification, TNK shall notify Teekay in writing (the “TNK Notice”) that either:

                (i) TNK (with the concurrence of the TNK Conflicts Committee) has elected not to purchase (or not to cause any TNK Entity to purchase) such Offered Assets (or any portion of such Offered Assets), in which event the Teekay Entities shall, subject to the other terms of this Agreement, be forever free to continue to own, operate and charter such Offered Assets TNK has elected not to purchase (or not to cause any TNK Entity to purchase), or to sell, in whole or in part, such Offered Assets to any third party on such terms and conditions as Teekay, in its sole discretion, determines; or

NON-COMPETITION AGREEMENT

                (ii) TNK (with the concurrence of the TNK Conflicts Committee) has elected to purchase (or to cause any TNK Entity to purchase) such Offered Assets (or any portion of such Offered Assets) (such Offered Assets TNK elects to purchase or to cause any other TNK Entity to purchase being the “Accepted Assets”), whereupon, TNK will have the obligation to purchase the Accepted Assets for the fair market value (plus any Break-up Costs) or Fully-Built-Up Cost, as applicable, as soon as commercially practicable, provided, however, that any outstanding disagreement between TNK and Teekay on the terms of the proposed purchase, including the determination of fair market value (plus any Break-up Costs) or Fully-Built-Up Cost, shall be settled following the procedures set forth in Section 3.1(e) below and which may, if required for commercial expediency, be settled between Teekay and TNK after TNK enters into a purchase agreement or newbuilding contract with a third party vendor or shipyard.

(e) If Teekay and TNK are unable to agree on the fair market value (plus any Break-up Costs) or the Fully-Built-Up Cost, as applicable, of the Accepted Assets or on any other terms of the Offer during the 15 day period after receipt by Teekay of the TNK Notice (the “Negotiation Period”), Teekay and TNK will engage an independent ship broker and/or an independent investment banking firm prior to the end of the Negotiation Period to determine the fair market value (plus any Break-up Costs) or the Fully-Built-Up Cost, as applicable, of the Accepted Assets and/or the other terms on which Teekay and TNK are unable to agree. In determining the fair market value (plus any Break-up Costs) or the Fully-Built-Up Cost of the Accepted Assets and other terms on which the Accepted Assets are to be sold, the ship broker or investment banking firm, as applicable, will have access to the proposed sale and purchase values and terms for the Offer submitted by Teekay and TNK, respectively, and to all information prepared by or on behalf of Teekay relating to the Accepted Assets and reasonably requested by such ship broker or investment banking firm. Such ship broker or investment banking firm will determine the fair market value (plus any Break-up Costs) or Fully-Built-Up Cost of the Accepted Assets and/or the other terms on which Teekay and TNK are unable to agree within 30 days of its engagement and furnish Teekay and TNK its determination. The fees and expenses of the ship broker or investment banking firm, as applicable, will be divided equally between Teekay and TNK.

3.2 Scope of Prohibition. If any Teekay Entity engages in a Conventional Tanker Restricted Business pursuant to any of the exceptions described in Section 2.2, such Teekay Entity may not subsequently expand that portion of its business other than pursuant to the exceptions contained in such Sections 2.2. Except as otherwise provided in this Agreement, each Party and its Affiliates shall be free to engage in any business activity whatsoever, including those that may be in direct competition with the other Party and its Affiliates.

3.3 Enforcement. Each Party agrees and acknowledges that the other Parties do not have an adequate remedy at law for the breach by any such Party of its covenants and agreements set forth in Article II or this Article III, and that any breach by any such Party of its covenants and agreements set forth in Article II or this Article III would result in irreparable injury to such

NON-COMPETITION AGREEMENT

other Parties. Each Party further agrees and acknowledges that any other Party may, in addition to the other remedies which may be available to such other Party, file a suit in equity to enjoin such Party from such breach, and consent to the issuance of injunctive relief to enforce the provisions of Article II and this Article III.

3.4 Notifications. Teekay agrees to provide TNK reasonable notice of any transactions it is actively contemplating or pursuing that involve Conventional Tanker Assets that would be subject to TNK’s rights under Article II or Article III.

3.5 New Venture Investments. In the event that, prior to the third anniversary of this Agreement, a Teekay Entity proposes to establish or acquire any equity ownership, voting or profit participation interest in any Person (other than TNK) that will invest in Green Tankers, then, not later than the earlier of the date that is 30 days before the date that Teekay is scheduled to make such investment and the date that Teekay management seeks approval from its Board of Directors for such investment, Teekay shall notify TNK in writing of such proposed investment and offer TNK the opportunity to invest in the new venture up to a level sufficient to control the venture, at a purchase price equal to fair market value, and such notification shall to be treated as an “Offer” and such offered interest shall be treated as “Offered Assets” for the purposes of the procedures set forth in sections 3.1(c), (d) and (e) above, which shall apply to the Parties. After a Teekay Entity has made a controlling investment in a Person described in this Section 3.5, such Person shall become a “Teekay Entity” for the purposes of this Agreement, and shall be required, inter alia, to follow the business opportunities procedures set forth in Article III of this Agreement.

ARTICLE IV

MISCELLANEOUS

4.1 Choice of Law; Submission to Jurisdiction. This Agreement shall be subject to and governed by the laws of the State of New York, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Agreement to the laws of another jurisdiction. Each party hereby submits to the jurisdiction of the state and federal courts located in the State of New York and to venue in New York, New York.

4.2 Notice. All notices or requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing same in the mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private-courier, prepaid, or by telecopier to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Couriered notices shall be deemed delivered on the date the courier represents that delivery will occur. Notice given by telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a party pursuant to this Agreement shall be sent to or made at the address set forth below such party’s signature to this Agreement, or at such other address as such party may stipulate to the other parties in the manner provided in this Section.

NON-COMPETITION AGREEMENT

4.3 Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

4.4 Waiver; Effect of Waiver or Consent. Any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto or (b) waive compliance with any agreement or condition contained herein. Except as otherwise specifically provided herein, any such extension or waiver shall be valid only if set forth in a written instrument duly executed by the party or parties to be bound thereby; provided, however, that TNK may not, without the prior approval of TNK’s Conflicts Committee, agree to any extension or waiver of this Agreement that, in the reasonable discretion of TNK, will adversely affect the holders of Class A common shares of TNK. No waiver or consent, express or implied, by any party of or to any breach or default by any Person in the performance by such Person of its obligations hereunder shall be deemed or construed to be a waiver or consent of or to any other breach or default in the performance by such Person of the same or any other obligations of such Person hereunder. Failure on the part of a party to complain of any act of any Person or to declare any Person in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder until the applicable statute of limitations period has run.

4.5 Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the parties hereto; provided, however, that (a) TNK may not, without the prior approval of TNK’s Conflicts Committee, agree to any amendment or modification of this Agreement that, in the reasonable discretion of TNK, will adversely affect the holders of Class A common shares of TNK.

4.6 Assignment. No party shall have the right to assign its rights or obligations under this Agreement without the consent of the other parties hereto.

4.7 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

4.8 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

4.9 Gender, Parts, Articles and Sections. Whenever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. All references to Article numbers and Section numbers refer to Articles and Sections of this Agreement.

4.10 Further Assurances. In connection with this Agreement and all transactions contemplated by this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement and all such transactions.

NON-COMPETITION AGREEMENT

4.11 Withholding or Granting of Consent. Each party may, with respect to any consent or approval that it is entitled to grant pursuant to this Agreement, grant or withhold such consent or approval in its sole and uncontrolled discretion, with or without cause, and subject to such conditions as it shall deem appropriate.

4.12 Laws and Regulations. Notwithstanding any provision of this Agreement to the contrary, no party to this Agreement shall be required to take any act, or fail to take any act, under this Agreement if the effect thereof would be to cause such party to be in violation of any applicable law, statute, rule or regulation.

4.13 Negotiation of Rights of Teekay, Assignees, and Third Parties. The provisions of this Agreement are enforceable solely by the parties to this Agreement, and no shareholder of Teekay and no shareholder of TNK shall have the right, separate and apart from Teekay or TNK, to enforce any provision of this Agreement or to compel any party to this Agreement to comply with the terms of this Agreement.

[SIGNATURE PAGE FOLLOWS]

NON-COMPETITION AGREEMENT

IN WITNESS WHEREOF, the Parties have executed this Non-competition Agreement on, and effective as of, the date first set forth above.

TEEKAY CORPORATION

By:	/s/ Peter Evensen
Name: Peter Evensen
Title: President and Chief Executive Officer

Address for Notice:

Suite No. 1778
48 Par-la-Ville Road
Hamilton, HM 11 Bermuda
Telecopier: 441 292 3931

TEEKAY TANKERS LTD.

By:	/s/ Bruce Chan
Name: Bruce Chan
Title: Chief Executive Officer

Address for Notice:

Suite No. 1778
48 Par-la-Ville Road
Hamilton, HM 11 Bermuda
Telecopier: 441 292 3931

NON-COMPETITION AGREEMENT

SIGNATURE PAGE

APPENDIX A

EXEMPT ASSETS

VESSEL NAME	VESSEL TYPE	TEEKAY ENTITIES’ INTEREST
Shenlong Spirit	Suezmax	100% owned by Teekay
Tainlong Spirit	Suezmax	100% owned by Teekay
Jiaolong Spirit	Suezmax	100% owned by Teekay
Dilong Spirit	Suexmax	100% owned by Teekay
Cape Bastia	Suezmax	In-chartered by Teekay until 25-Jun-12 (plus 3 one-year extension options)
TH Symphony	Aframax	In-chartered by Teekay until 02-Jun-12
Stavanger Prince	LR2	In-chartered by Teekay until 28-Jun-12
Star Lady	Aframax	In-chartered by Teekay until 23-Jun-12
Cape Bonny	Suezmax	In-chartered by Teekay until 17-Sep-12 (plus three one-year extension options)
Orkney Spirit	Aframax	In-chartered by Teekay until 17-Feb-13
Tandara Spirit	MR	In-chartered by Teekay until 28-Apr-13 (plus 2 one-year extension options)
Bahamas Spirit	Aframax	In-chartered by Teekay until 31-Dec-13 (plus 1 three-year extension option)
Kiowa Spirit	Aframax	In-chartered by Teekay until 31-Dec-13 (plus 1 three-year extension option)
Koa Spirit	Aframax	In-chartered by Teekay until 31-Dec-13 (plus 1 three-year extension option)
Sentinel Spirit	Aframax	In-chartered by Teekay until 14-Jan-18
Constitution Spirit	Aframax	In-chartered by Teekay until 15-Jan-18
Torben Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Gotland Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Poul Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Hamane Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Fuji Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
SPT Explorer	Aframax	100% owned by Teekay Offshore Partners L.P.
SPT Navigator	Aframax	100% owned by Teekay Offshore Partners L.P.
Kilimanjaro Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Leyte Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Luzon Spirit	Aframax	100% owned by Teekay Offshore Partners L.P.
Tenerife Spirit	Suezmax	Leased by Teekay LNG Partners L.P. with a purchase obligation
Algeciras Spirit	Suezmax	Leased by Teekay LNG Partners L.P. with a purchase obligation
Huelva Spirit	Suezmax	Leased by Teekay LNG Partners L.P. with a purchase obligation
Teide Spirit	Suezmax	Leased by Teekay LNG Partners L.P. with a purchase obligation

NON-COMPETITION AGREEMENT

APPENDIX A

Toledo Spirit	Suezmax	Leased by Teekay LNG Partners L.P. with a purchase obligation
African Spirit	Suezmax	100% owned by Teekay LNG Partners L.P.
European Spirit	Suezmax	100% owned by Teekay LNG Partners L.P.
Asian Spirit	Suezmax	100% owned by Teekay LNG Partners L.P.
Bermuda Spirit	Suezmax	100% owned by Teekay LNG Partners L.P.
Hamilton Spirit	Suezmax	100% owned by Teekay LNG Partners L.P.
Alexander Spirit	Product Tanker	100% owned by Teekay LNG Partners L.P.

Chartered-in Conventional Tanker Assets set forth on this Appendix A shall be deemed Exempt Assets for the duration of their existing time-charter-in contracts, including any extension options existing as of the date of the Non-competition Agreement.

For Conventional Tanker Assets owned by Teekay LNG Partners L.P. or Teekay Offshore Partners L.P. and set forth on this Appendix A, any Replacement Assets for such vessels also shall be deemed Exempt Assets. “Replacement Assets” means any Aframax or Suezmax oil tankers or Handymax product tanker, as applicable, that replaces any such comparable Conventional Tanker Asset set forth on this Appendix A upon (a) the actual or constructive total loss (or the agreed or compromised total loss) of such Exempt Asset; (b) the destruction of such Exempt Asset; (c) the damage to such Exempt Asset to an extent as shall make repair thereof uneconomical or shall render such Exempt Asset permanently unfit for normal use (other than obsolescence); or (d) the condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Exempt Asset that shall not be revoked within six months.

Any Conventional Tanker Assets not owned by a Teekay Entity but managed by a Teekay Entity in any of the Gemini Suezmax Tanker Pool, the Teekay Aframax Pool or the Taurus Product Tanker Pool, shall be deemed Exempt Assets.

NON-COMPETITION AGREEMENT

APPENDIX A